EXHIBIT 3



   LA SALLE FINANCIAL PARTNERS, L. P.
   Suite 405

        1.   259 E. Michigan Avenue

        2.   Kalamazoo, Michigan  49007


   Telephone (616) 344-4993
        3.   Facsimile  (616) 344 4994


   April 23, 1998



   Mr. Fredric G. Novy, Chairman
   Alliance Bancorp
   One Grant Square
   Hinsdale, Illinois  60521

   Dear Mr. Novy:

   La Salle Financial Partners, Limited Partnership, today filed a Schedule 13D pursuant to the Securities and Exchange Act of 1934, disclosing ownership of 422,167, shares of Alliance Bancorp, Inc. common stock. The Partnership's position in Alliance Bancorp was acquired in the open market over the past ten months. The required copies of the Schedule 13D are being forwarded to you by the Partnership's legal counsel, Foley and Lardner.

   La Salle Financial believes that Liberty Federal Bank, the wholly owned subsidiary of Alliance Bancorp, has an extremely high franchise value. Our analysis of Alliance Bancorp, and its predecessor companies, Hinsdale

   Financial Corporation and Liberty Bancorp, Inc., indicates that on an operating basis the earnings performance of these entities has been subpar, and slow to improve. After reviewing the company's first quarter 1998 earnings report, we note a significant increase in operating expenses, even considering the additional expense of refinances through the bank subsidiary, Preferred Mortgage Associates. We also note that at least $.06 per share after tax income was attributed to the sale of loans and securities and income from real estate operations.

   The Partnership is also very aware and concerned over the treatment of the shareholders' supervisory goodwill claim against the federal government. The merger between Hinsdale Financial and Liberty Bancorp was narrowly approved by shareholders, mainly due to shareholders' concern over the supervisory goodwill claim dilution issue at that time. The pending acquisition of Southwest Bancshares, Inc., while adding customers and deposits, is being accomplished at an extremely high cost to existing shareholders, including even further dilution of the supervisory goodwill claim.

   Please forward to our office a copy of the current Alliance Bancorp bylaws, and Articles of Incorporation. In order to facilitate communications with other shareholders, we are asking our legal counsel to prepare a formal request for a copy of the most recent shareholder listing and any other documents used by the company to identify or communicate with shareholders. The Partnership believes that free and open communications between shareholders is a critical element of proper corporate democracy. We are also requesting minutes from board meetings, including committee meetings, regarding the process that the board of directors utilized in authorizing changes to the board and increasing the size of the board, in April of 1997. The Partnership will be communicating with Alliance Bancorp shareholders regarding various aspects of the company's performance and strategic direction, and will evaluate, on an ongoing basis, the possibility of representation on the board of directors at some future date.

   Thank you for your cooperation, and we look forward to a prompt response.

   Sincerely,


   LA SALLE FINANCIAL PARTNERS, L. P.



   /s/ Richard J. Nelson
   Richard J. Nelson, President

   La Salle Capital Management, Inc.,

   General Partner